Exhibit 99.1

NEWS RELEASE

MINEFINDERS PRESENTING AT THE SCOTIA CAPITAL MINING CONFERENCE

Vancouver, British Columbia – November 29, 2011 – Minefinders Corporation Ltd. (TSX: MFL) (NYSE AMEX: MFN) advises that Greg Smith, Vice President, Finance and CFO will be presenting at the Scotia Capital Mining Conference on Wednesday, November 30, 2011 at 10:25 a.m. Eastern Time.  Supporting slides for the presentation will be available on Minefinders’ website at: www.minefinders.com.

The presentation will be webcast and available for replay through the following link at:

http://event.on24.com/r.htm?e=377961&s=1&k=ED19A2774C90427041AFAF588447D5EA

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263